Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding SA ("Itaú Unibanco" or "Company") informs its shareholders and the market in general that it has been holding internal discussions about the future of its investment in XP Inc. ("XP"), a company based in the Cayman Islands and listed on Nasdaq. In this context, the Company informs it is at an advanced stage of analyzing and discussing the possibility of segregating this business line from the Itaú Unibanco conglomerate into a new company ("Newco"), by spinning-of companies from the forementioned conglomerate with part of its equity, represented by shares which are equivalent of 41.05% of XP's capital, into Newco. After the spin-off, Itaú Unibanco's shareholders would receive an equity interest in Newco, whose only asset would be the business line represented by these shares of XP. Newco would be listed on the stock exchange and would become part of the XP Shareholders' Agreement. If the Company finally decides to move forward with this plan, it would not take place before December 31, 2020.

This study also provides for the possibility of selling the remainder of the shares issued by XP held by Itaú Unibanco, corresponding to 5% of XP's share capital, in order to monetize part of its investment, which would generate an increase in the Basel III Common Equity Tier I Capital. Such sale, if completed, and depending on the applicable market conditions, would be implemented through one or more public offers on Nasdaq or any other stock exchange on which XP has its shares or depositary receipts listed.

These transactions still depend on the approval of the Company's Board of Directors, which will assess in detail the applicable conditions and their respective effects. Any new decision, negotiation or transaction related to the Company's stake in XP will be promptly communicated to the market, as established in Itaú Unibanco's Material Fact Disclosure Policy and in the Brazilian Exchange Commission (CVM) Instruction No. 358/02.

São Paulo, November 3, 2020.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations